UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Notes

As previously disclosed, the Board of Directors of Mega Matrix Inc. (the “Company”) approved the purchase of Bitcoin and/or Ethereum to hold as a treasury reserve asset.

The following section entitled “Use of Proceeds” is incorporated by reference in the registration statements on Form S-8 (File No. 333-277227) and on Form F-3 (File No. 333-283739), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Use of Proceeds

We intend to use the net proceeds from the sale of Class A Ordinary Shares to fund our growth plans, for working capital and other general corporate purposes, including the acquisition of Bitcoin and Ethereum as treasury assets.

Although we intend to use the net proceeds of this offering for the foregoing purposes, the planned expenditures may change significantly. As a result, our management will have broad discretion in the allocation of any net proceeds. Pending use of any net proceeds, we may invest any proceeds in a variety of capital preservation instruments, including short-term, investment-grade, and interest-bearing instruments.

Press Release

A news release announcing the first purchase of Bitcoin is attached as Exhibit 99.1. The news release referred to in this report and attached as an exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act, or the Exchange Act, except as may be expressly set forth by specific reference in such filing

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Press Release – Mega Matrix Inc. Announces First Purchase of 12 BTC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: June 25, 2025

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